Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 9, 2009

Relating to Preliminary Prospectus dated November 5, 2009

Registration Statement No. 333-161252

On November 7, 2009, Pierce T. Neese resigned from Bank of Florida Corporation’s (the “Company”) Board of Directors, as well as its Executive Committee, Audit Committee and Bank Secrecy Act/AML and Compliance Committee. Mr. Neese commenced service on the Company’s Board of Directors in April 2007, following the Company’s acquisition of Old Florida Bankshares, Inc. Mr. Neese also served as the Chairman and Chief Executive Officer of United Security Bank, Sparta, Georgia from 1974 until it was placed into receivership with the Federal Deposit Insurance Corporation after the close of business on November 6, 2009. There are no disagreements between Mr. Neese and the Company on any matter relating to the Company’s operations, policies or practices.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Raymond James & Associates, Inc. at 880 Carillon Parkway, St. Petersburg, FL 33716 or by telephone at (727) 567-2400.